The following information responds to Item 304 (a)(1) of Regulation S-K

(i)	On November 29, 2007, the Board of Directors of The
Greater China Fund, Inc. (the "Fund") voted to appoint KPMG
LLP, as independent auditors for the year ending December
31, 2007.

(ii)	Ernst & Young  LLP's report on the financial
statements for the past four fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

(iii)	 During the Fund's four most recent fiscal years
ended December 31, 2006, there have been no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which would have caused Ernst &
Young LLP to make a reference to the subject matter of the disagreement(s) in connection with its reports.

(iv)	Pursuant to Item 304(a)(3) of Regulation S-K, the
Fund requested Ernst & Young LLP to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Ernst & Young LLP agrees with the above statements. Ernst & Young LLP has provided the letter that is attached as Exhibit 77Q1(b).

(v)	On November 29, 2007, the Fund engaged KPMG LLP as
its new independent accountants. During the Fund's four most recent fiscal years ended December 31, 2006 and the subsequent interim period through the date of their appointment, the Fund did not consult with KPMG LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements, or any other matters or reportable events as set forth in Items 304(a)(1)(iv) and (v) of Regulation S-K.